Exhibit (a)(5)(ii)

IN THE CIRCUIT COURT OF THE SIXTH JUDICIAL CIRCUIT

IN AND FOR PINELLAS COUNTY, FLORIDA

HAROLD L. HORSTMANN, Individually and on	)	Case No.
behalf of all others similarly situated,	)
	)	Division
Plaintiff,	)
)
vs.	)	CLASS REPRESENTATION

)
TECHNOLOGY RESEARCH CORPORATION,	)	JURY TRIAL DEMAND
GERRY CHASTELET, PAUL J. HOEPER,	)
RAYMOND V. MALPOCHER, PATRICK M.	)
MURPHY, N. JOHN SIMMONS, COLEMAN	)
CABLE, INC., and CLEARWATER	)
ACQUISITION I, INC.,	)
)
Defendants.	)

CLASS ACTION COMPLAINT

Plaintiff Harold L. Horstmann (“Plaintiff”), by his attorneys, alleges upon information and belief (this information and belief being based, in part, upon the investigation conducted by and through undersigned counsel, including a review of filings with the Securities and Exchange Commission (“SEC”), press releases, news articles, and other public information), except with respect to Plaintiff’s ownership of Technology Research Corporation (“TRC” or the “Company”) common stock and his suitability to serve as a class representative, which is alleged upon personal knowledge, as follows:

INTRODUCTION

1. This is a shareholder class action complaint on behalf of the holders of the common stock of Technology Research Corporation (“TRC” or the “Company”) against the Company, certain officers and/or members of TRC’s board of directors (the “Board”), and other persons and entities (collectively, the “Defendants”) involved in a proposed transaction through which Coleman Cable, Inc. (“Coleman”), through Coleman’s wholly-owned subsidiary

Clearwater Acquisition I, Inc. (“Clearwater”), will cash out the Company’s minority shareholders in a merger for inadequate consideration (the “Proposed Transaction”).

2. This action seeks equitable relief under Florida law for Defendants’ self-dealing and breaches of their fiduciary duties by approving the Proposed Transaction after a flawed and inadequate sales process and for failing to fully and accurately disclose material information concerning the Proposed Transaction.

3. On March 28, 2011, TRC announced that it had entered into a definitive agreement with Coleman through which Coleman would acquire and take private the Company in a transaction valued at approximately $51 million (the “Merger Agreement”).

4. Under the terms of the Proposed Transaction, Coleman, through its subsidiary, commenced a tender offer on April 12, 2011 to acquire all of the outstanding common stock of TRC for $7.20 per share in cash, which would be followed by a contemplated short-form merger to acquire all remaining outstanding TRC shares at the same price paid in the tender offer, provided that Coleman controls more than 80% of the Company’s outstanding common stock. Under the short-form merger scenario, the Company will not be required to hold a shareholder vote to approve consummation of the merger. The initial expiration date of the tender offer is 12:00 midnight, New York City time, on May 13, 2011, unless extended in accordance with the terms of the Merger Agreement. The Proposed Transaction is not subject to a financing condition.

5. In the Merger Agreement, the Company granted Coleman with an irrevocable option to purchase a number of authorized but unissued shares equal to the lowest number of shares that, when added to the number of shares owned by Coleman, would constitute one share more than 80% of the Company’s shares then outstanding (the “Top-Up Option”).

6. While the Proposed Transaction includes a condition that a majority of the outstanding shares of the Company must be tendered in the tender offer (the “Minimum Tender Condition”), Coleman beneficially owns and controls approximately 4.9% of the Company’s outstanding shares. In addition, concurrently with the execution of the Merger Agreement, Hosea II, LLC, a company controlled by Roger Boatman, an employee and shareholder of TRC, entered into a Tender and Support Agreement (the “Shareholder Tender Agreement”) with Coleman and Clearwater. Pursuant to the terms of the Shareholder Tender Agreement, such shareholder has agreed to exercise all of its rights with respect to its shares to, and use its best efforts to, tender its shares in the tender offer and has granted irrevocable proxies to Coleman and Clearwater or has otherwise agreed to vote its shares in favor of the merger if such vote is required. The shares subject to the Shareholder Tender Agreement comprise approximately 10% of all outstanding shares of the Company. Thus, when combined with the shares that Coleman already owns, Coleman controls approximately 14.9% of the outstanding shares of TRC, and would only require 35.2% of the outstanding shares of the Company to be tendered in the tender offer to meet the Minimum Tender Condition.

7. Furthermore, Defendants have essentially guaranteed consummation of the Proposed Transaction by agreeing to a liquidated penalty in the form of a $1.25 million termination fee (“Termination Fee”) which calls for the Company to pay the $1.25 million fee should TRC decide to accept a competing offer for the Company. The Termination Fee impairs TRC’s Board of Directors from freely and effectively exercising their business judgment in the interests of TRC’s shareholders and also discourages other potential bidders from emerging, including those who would be willing to pay more than $7.20 per share for the Company.

8. If the Proposed Transaction is consummated, Coleman and Company insiders will enrich themselves by acquiring the public shareholders’ interest in the Company without paying a fair and adequate price, thereby irreparably harming Plaintiff and the other TRC shareholders not affiliated with Coleman. In this regard, the Proposed Transaction will trigger change in control payments to certain of the Company’s officers, which will bestow substantial financial benefits (including accelerated vesting of options and restricted stock units) that will amount to a personal financial windfall. These change in control arrangements provide personal financial incentives to these individuals that are not shared by TRC’s public shareholders.

9. In addition to the above self-dealing, on April 12, 2011, Defendants filed with the SEC the Form SC 14D9, the Form SC TO-T and the Offer to Purchase (the “Tender Offer Documents”) which failed to disclose material information necessary for the Company’s shareholders to fully consider the merits of Coleman’s offer and decide whether or not to tender their shares pursuant to the Proposed Transaction.

10. In sum, in light of (i) the self-dealing nature of the Individual Defendants’ negotiations regarding the Proposed Transaction; (ii) the process by which the Proposed Transaction was negotiated; and (iii) the false and misleading nature of the Company’s Tender Offer Documents, Defendants are forcing an oppressive and fundamentally unfair transaction onto TRC’s public shareholders. The acts described herein constitute a breach of Defendants’ fiduciary duties owed to TRC’s public shareholders, and a violation of applicable legal standards governing Defendants’ conduct.

11. Court intervention is therefore required to prevent the consummation of the Proposed Transaction, which will result in irreparable injury to Plaintiff and the Class. This action seeks to enjoin Defendants’ unlawful conduct and to force the Company’s Board of

Directors to take the necessary steps to: (i) diligently avail themselves of all material information necessary to make an informed judgment concerning the fairness of the Proposed Transaction; and (ii) fully and accurately disclose all material information to TRC’s public shareholders so they can make an informed decision on whether to tender their shares.

JURISDICTION AND VENUE

12. This action is brought as a class action pursuant to Florida Rule of Civil Procedure 1.220.

13. The Court has jurisdiction over each defendant because they conduct business in, reside in, and/or are citizens of the State of Florida.

14. Venue is proper in Pinellas County, Florida because the causes of action asserted herein occurred and/or accrued in Pinellas County, Florida. Venue is also appropriate in this Court because TRC’s principal place of business is in Pinellas County, Florida.

PARTIES

15. Plaintiff, at all times relevant hereto, has been a stockholder of TRC.

16. Defendant TRC is a Florida corporation with principal executive offices located at 5250 140th Avenue North, Clearwater, Florida 33760. TRC engages in the manufacture and sale of power management and control, intelligent battery systems technology, and electrical safety products to the consumer, commercial, and industrial markets in the United States. The Company’s common stock trades on the NASDAQ exchange under the symbol “TRCI.” TRC was founded in 1981 and is headquartered in Clearwater, Florida.

17. Defendant Gerry Chastelet (“Chastelet”) has served as a director of the Company since 1999. Chastelet serves as the Chairman of the Nominating and Governance Committee and as a member of the Compensation Committee.

18. Defendant Paul J. Hoeper (“Hoeper”) has served as a director of the Company since 2010. Hoeper serves as a member of the Audit Committee and the Compensation Committee.

19. Defendant Raymond V. Malpocher (“Malpocher”) has served as a director of the Company since 2007. Malpocher serves as a member of the Nominating and Governance Committee and the Compensation Committee.

20. Defendant Patrick M. Murphy (“Murphy”) has served as a director of the Company since 2006. Murphy serves as Chairman of the Audit Committee and as a member of the Nominating and Governance Committee.

21. Defendant N. John Simmons Jr. (“Simmons”) has served as a director of the Company since 2008. Simmons serves as the Chairman of the Compensation Committee and as a member of the Audit Committee.

22. Defendants Chastelet, Hoeper, Malpocher, Murphy and Simmons are sometimes referred to as the “Individual Defendants.” By virtue of their positions as directors and/or officers of TRC, the Individual Defendants have, and at all relevant times had, the power to control and influence, and did control and influence and cause TRC to engage in the practices complained of herein.

23. Defendant Coleman is a Delaware corporation that engages in the design, development, manufacture, and supply of electrical wire and cable products for consumer, commercial, and industrial applications in the United States and Canada. Coleman’s stock trades on the NASDAQ under the symbol “CCIX.”

24. Defendant Clearwater is a Florida corporation and a wholly-owned subsidiary of Defendant Clearwater. All references to “Coleman” include Clearwater.

THE FIDUCIARY DUTIES OF THE INDIVIDUAL DEFENDANTS

25. By reason of the above Individual Defendants’ positions with the Company as directors and/or officers, these individuals are in a fiduciary relationship with Plaintiff and the other public stockholders of TRC and owe Plaintiff and the other members of the Class a duty of highest good faith, fair dealing, loyalty and full and adequate disclosure.

26. Each of the Individual Defendants is required to act in good faith, in the best interests of the Company’s shareholders and with such care, including reasonable inquiry, as would be expected of an ordinarily prudent person. In a situation where the directors of a publicly traded company undertake a transaction that may result in a change in corporate control, the applicable state law requires the trustees to take all steps reasonably required to maximize the value shareholders will receive rather than use a change of control to benefit themselves. To diligently comply with this duty, the directors of a corporation may not take any action that:

A.	adversely affects the value provided to the corporation’s shareholders;

B.	contractually prohibits them from complying with or carrying out their fiduciary duties;

C.	discourages or inhibits alternative offers to purchase control of the corporation or its assets; or

D.	will otherwise adversely affect their duty to search and secure the best value reasonably available under the circumstances for the corporation’s shareholders.

27. As described herein, the Individual Defendants have breached their fiduciary duties in a willful, reckless and wanton manner by taking actions designed to deter higher offers from other potential acquirers so as to ensure that one bidder and one bidder only, Coleman, acquires the Company and its future potential on terms preferential to Coleman and certain Individual Defendants, and harmful to the public stockholders of TRC. The Individual Defendants have, with recklessness, breached their fiduciary obligation to act reasonably.

CLASS ACTION ALLEGATIONS

28. Plaintiff brings this action pursuant to Rules 1.220(a) and 1.220 (b)(1) and (b)(2) of the Florida Rules of Civil Procedure, individually and on behalf of all other stockholders of the Company (except the Defendants herein and any persons, firm, trust, corporation, or other entity related to or affiliated with them and their successors in interest), who are or will be threatened with injury arising from Defendants’ actions, as more fully described herein (the “Class”).

29. This action is properly maintainable as a class action for, among others, the following reasons:

A.	The Class is so numerous that joinder of all members is impracticable. As of April 8, 2011, there were 6,740,473 shares of TRC common stock outstanding, with scores of holders of record and likely hundreds, if not thousands, of beneficial holders.

B.	There are questions of law and fact which are common to the Class and which predominate over questions affecting any individual class member. The common questions include, inter alia, the following:

i.	whether the Individual Defendants have engaged and are continuing to engage in a plan and scheme to benefit themselves and/or Coleman at the expense of the members of the Class;

ii.	whether the Individual Defendants have fulfilled, and are capable of fulfilling, their fiduciary duties to Plaintiff and the other members of the Class, including their duties of good faith, fair dealing, loyalty, due care, and candor;

iii.	whether the Individual Defendants’ breach of their fiduciary duties of good faith, fair dealing, loyalty, due care, and candor were done in a willful, reckless and wanton manner;

iv.	whether Coleman aided and abetted the breach of fiduciary duties by the Individual Defendants; and

v.	whether Plaintiff and the other members of the Class would be irreparably damaged if Defendants are not enjoined from consummating the Proposed Transaction.

30. Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. Plaintiff is an adequate representative of the Class.

31. A class action is superior to any other method available for the fair and efficient adjudication of this controversy since it would be impractical and undesirable for each of the members of the Class, who has suffered or will suffer damages, to bring separate actions.

32. Moreover, Defendants have acted and will continue to act on grounds generally applicable to the Class, thereby making appropriate final injunctive or corresponding declaratory relief with respect to the Class as a whole.

SUBSTANTIVE ALLEGATIONS

Background of the Company

33. TRC engages in the manufacture and sale of power management and control, intelligent battery systems technology, and electrical safety products to the consumer, commercial, and industrial markets in the United States. The Company offers ground fault protective devices, such as ground fault circuit interrupters, equipment leakage current interrupters, and portable residual current devices that provide protection from electrical shock by sensing leakage of electricity and cutting off power. TRC’s products also comprise leakage current detection interrupters that are used to reduce the risk of electrical fires by disconnecting power when sensing current leakage between conductors of power cords.

34. In addition, TRC offers power surge strips, safety circuits, power cord, and safety extension cords, as well as automatic transfer switches. Further, it provides network digital switching product family that offers power management of lighting, transfer switches, room slide-outs, pumps, awnings, security features, diagnostics, and other user information for the RV and specialty transportation vehicle markets. The Company also designs and supplies power monitoring and control equipment to the United States military and its contractors, and licenses its technology for use by others in exchange for a royalty or product purchases.

35. TRC sells its products through an in-house sales force, distributors, sales representative organizations, and original equipment manufacturers, as well as through product licensing agreements, and sales and marketing agreements. The Company also exports its products to Africa, Australia, Canada, Europe, the Far East, Mexico, the Middle East, and South America. TRC was founded in 1981 and is headquartered in Clearwater, Florida.

36. Management was particularly bullish concerning TRC’s prospects in the months leading up to the announcement of the Proposed Transaction. For instance, in a press release issued on August 6, 2010 in which the Company announced its financial results for the first fiscal quarter ended June 30, 2010, Owen Farren, TRC’s former President and Chief Executive Officer, spoke glowingly of TRC’s financial results:

Our first quarter last year was very profitable due to the timing of deliveries to our largest customer, and we generated operating cash flow of $2.0 million for that quarter. For the quarter just ended, our net income was impacted by the $0.6 million of amortization expense relating to intangible assets from the Patco acquisition; however, I am very pleased that our operating cash flow, including Patco’s contribution, totaled $1.8 million, almost matching last year’s performance.

37. Similarly, in a press release issued on November 8, 2010 in which the Company announced its financial results for the second fiscal quarter ended September 30, 2010, Farren touted the Company’s strong prospects for future growth:

While our commercial sales have rebounded nicely from last year’s levels, our results were impacted this quarter on the military side by delays in some orders and programs. This impacted Patco as well as TRC’s traditional military business. Furthermore, we faced a tough comparison to last year’s second quarter, which was exceptional as a result of heavy deliveries to our largest military customer. While we expect to continue to be impacted in our third quarter by similar delays, we remain positive about our Company’s direction.

TRC continues to make very good progress on our strategic goal of providing new and advanced power management and control products and intelligent battery systems to our customers. We will do this through a combination of targeted acquisitions and internal product development.

38. On November 29, 2010, the Company issued a press release announcing that TRC had acquired the Shoreline Reel product line owned by TDI Products, Inc. The press release provided as follows:

CLEARWATER, Fla., Nov. 29, 2010 (GLOBE NEWSWIRE) — Technology Research Corporation (Nasdaq:TRCI) today announced the acquisition of the assets associated with the Shoreline Reel® product line owned by TDI Products,

Inc (TDI) of Atlantic Beach, Florida. TDI develops, produces, assembles, promotes and sells manual and motorized cord and hose reels, marketed under the Shoreline Reels trademark, for recreational vehicles, boats, and other industrial applications. The asset purchase includes the Shoreline Reel® product line, trademarks, inventories, customer relationships and intellectual property related to the cord and hose reel business. TDI will retain ownership of certain other assets, including the real estate.

Owen Farren, President and CEO of TRC stated, “TRC is excited to add the Shoreline Reel® product line to our product portfolio in support of our specialty vehicle strategy. TDI and the Shoreline Reel® products enjoy a very strong reputation for product quality and customer support in both the RV and marine markets.”

Tom Caldwell, President of TDI Products, Inc said, “I am pleased to join TRC and look forward to working with the team to strengthen our position in the markets we serve and expanding the product line into markets that TRC serves. The synergies make this an excellent partnership.” Tom has joined the management team at TRC. Todd Blaudow, Vice President of TDI, will provide consulting services to TRC in the engineering and product development areas.

39. In a press release issued on February 9, 2011 in which the Company announced its financial results for the third fiscal quarter ended December 31, 2010, Farren again emphasized the strong prospects for the Company in the near future:

As we indicated last quarter, our third quarter results continued to be affected by delays in certain orders and programs in our military business. While results are below expectations, our bookings going into the last quarter of the fiscal year have picked up in both TRC’s traditional military business and the newly acquired Patco intelligent battery systems business. As a result, we are confident of stronger results for the quarter currently underway.

Looking ahead, we expect to continue repositioning the Company by moving into higher margin products. TRC has made substantial investments in new product development, and over the next six months we expect several of these initiatives to begin making contributions to both revenue and profitability. We are confident in the organization’s ability to complete these planned objectives, and believe that our new direction will lead to greater shareholder value in the future.

40. Rather than permitting the Company’s shares to trade freely and allowing its public shareholders to reap the benefits of the Company’s prospects, the Individual Defendants acted for their own benefit and the benefit of Coleman, and to the detriment of the Company’s public shareholders, by entering into the Proposed Transaction. In so doing, the Individual Defendants effectively placed a cap on TRC’s corporate value.

The Proposed Transaction

41. On March 28, 2011, TRC filed a Form 8-K with the SEC in which it announced that the Company had entered into the Proposed Transaction and that the Individual Defendants had unanimously approved the transaction.

42. Pursuant to the terms of the Proposed Transaction, Coleman commenced the tender offer on April 12, 2011 to acquire all of the outstanding common stock of TRC for $7.20 per share in cash. If, as a result of the tender offer Coleman owns at least 80% of the outstanding shares of the Company, the tender offer will be followed by a short-form merger to acquire all remaining outstanding TRC shares at the same price paid in the tender offer. The Proposed Transaction is not subject to a financing condition.

43. In addition, shareholders representing approximately 10% of TRC’s outstanding shares have entered into the Shareholder Tender Agreement with Coleman in connection with the transaction.

44. The Proposed Transaction includes the Minimum Tender Condition, a provision that at least a majority of the total number of shares outstanding must be tendered in the tender offer before Coleman is obligated to accept for payment and pay all shares validly tendered. However, Coleman already owns 4.9% of the outstanding shares of the Company, and when combined with the shares subject to the Shareholder Tender Agreement, Coleman controls approximately 15% of the outstanding shares of the Company.

45. TRC has also granted to Coleman an irrevocable option allowing Coleman to purchase newly-issued shares at the offer price such that, when added to the shares already owned by Coleman following completion of the tender offer, constitutes one share more than 80% of the Shares entitled to vote on the Proposed Transaction on a fully diluted basis (the “Top-Up Option”).

46. Thus, if Coleman acquires more than 80% of the Company’s outstanding shares through the Proposed Transaction, including through exercise of the Top-Up Option, it will complete the Proposed Transaction through the “short form” procedures available under Florida law.

47. Finally, TRC has specifically agreed to include a provision authorizing the imposition of the Termination Fee under certain circumstances. Specifically, if the Company accepts a superior proposal from a third party and terminates the Proposed Transaction, TRC must pay $1.25 million to Coleman.

Personal Benefits to the Individual Defendants

48. Although Defendants are duty-bound to protect the interests of TRC’s public shareholders by obtaining the maximum value reasonably available in any sale or merger of the Company, certain of the Company’s executive officers, stand to receive lucrative change-in-control payments and other awards following consummation of the Proposed Transaction.

49. Here, the Merger Agreement provides that each unexercised company stock option (as defined in the Merger Agreement), whether vested or unvested, that is outstanding immediately prior to the consummation of the Proposed Transaction, will become fully vested and exercisable. The table below sets forth information regarding the options held by TRC’s directors and executive officers as of April 8, 2011 that would be converted into the right to receive the option spread value as a result of the Proposed Transaction:

Name	Number of Shares	Weighted Average Exercise Price per Share	Gross Option Spread Value[1]
Gerry Chastelet	75,000	$5.89	$176,900
Paul J. Hoeper	7,500	$4.87	$17,475
Raymond V. Malpocher	40,000	$3.28	$156,700
Patrick M. Murphy	50,000	$3.84	$168,200
N. John Simmons, Jr.	30,000	$3.25	$118,600
Robert D. Woltil	30,000	$3.83	$101,100
J. Bradley Freeman	49,033	$2.80	$215,802
Douglas B. Tilghman	48,733	$3.21	$194,272

50. The Merger Agreement also provides that each unvested restricted share outstanding will become fully vested as a result of the Proposed Transaction. The table below sets forth the gross value of restricted shares held by TRC’s directors and executive officers, as of April 8, 2011:

Name	Total Value Unvested Restricted Shares
Gerry Chastelet	$48,002
Paul J. Hoeper	$27,000
Raymond V. Malpocher	$48,002
Patrick M. Murphy	$48,002
N. John Simmons, Jr.	$48,002
Robert D. Woltil	$—
J. Bradley Freeman	$39,038
Douglas B. Tilghman	$37,598

51. In addition, on February 18, 2011, TRC entered into retention agreements with several executive officers, which agreements will remain an obligation of TRC or its successor following the Merger, including Robert D. Woltil — Interim Chief Executive Officer, Vice President of Finance, Chief Financial Officer and Secretary; J. Bradley Freeman — Vice President of Operations; and Douglas B. Tilghman — Vice President of Engineering.

52. The Proposed Transaction has been commandeered by insiders at the Company, which is apparent based upon the fact that the Company’s former CEO, Owen Farren (“Farren”), recently resigned on February 14, 2011. According to a January 19, 2011 article in the St. Petersburg Times, Farren was in favor of the Company instituting a shareholder rights plan, which was adopted by the Company prior to his resignation. Farren’s disapproval of Coleman’s takeover overtures toward the Company was unpopular within management. Farren aimed to protect the Company’s shareholders, yet was unfairly forced out by the Board.

53. As described above, the Proposed Transaction is a profitable deal that offers numerous benefits for certain of the Company’s officers and the Individual Defendants. While these benefits provide substantial motivation for these individuals to consummate the Proposed Transaction, these benefits are not shared with Plaintiff and the Class.

54. In addition, the Proposed Transaction’s timing and structure also calls into question the impartiality of the Individual Defendants in negotiating the Proposed Transaction. Along these lines, the Tender Offer Documents are completely devoid of any reference as to who led the negotiations on behalf of the Board and TRC’s shareholders, as well as whether or not those responsibilities were delegated to members of TRC’s management and/or its Board who stood to gain personal financial incentives—including accelerated vesting of equity awards and retention agreements—that are not shared by TRC’s public shareholders.

The Proposed Transaction Is Unfair and Inadequate

55. The Proposed Transaction comes at a time when the Company’s prospects for growth and increased revenue are substantially increasing. Indeed, TRC is poised to experience significant growth in the near future.

56. TRC insiders are well aware of the Company’s intrinsic value and that the Company’s shares are undervalued. Coleman recognized TRC’s solid performance amidst a difficult economic environment, as well as the Company’s strong potential for growth, and determined to capitalize on their interests and the recent downturn in the Company’s stock price at the expense of the Company’s public shareholders. Coleman is seeking to engage in a transaction that assures their continued ownership of the Company and secures their opportunity to benefit from the Company’s growth, while the Company’s shareholders are cashed out at an inadequate consideration without the benefit of a full and fair sale process.

57. The consideration per share to be paid to Class members pursuant to the Proposed Transaction is unfair and inadequate consideration because: (i) the intrinsic value of the Company’s stock is materially in excess of the $7.20 per share tender offer that Coleman has proposed, giving due consideration to the Company’s prospects for growth and profitability in light of its business, earnings power, financial results and future financial projections; and (ii) the $7.20 per share price is not the result of a formal sale process but was fixed by Coleman to cap the market price of the Company and obtain its assets and businesses at the lowest possible price. Indeed, one analyst that follows the Company has set a target price of $8.00 per share, well above the $7.20 per share tender offer price.

58. The Proposed Transaction will, for inadequate consideration, deny Plaintiff and the other members of the Class the opportunity to share proportionately in the future success of the Company and its valuable assets, while permitting Coleman to benefit unfairly from the transaction.

59. Simply put, the Proposed Transaction is unfair to TRC shareholders because it places Coleman’ interests above those of the Company’s public shareholders in that Coleman is purchasing the Company for the least amount of cash possible, even though Defendants have a fiduciary obligation to act in the best interests of the Company’s public shareholders.

60. By reason of their positions with TRC, the Individual Defendants possess material, non-public information concerning the financial condition and prospects of the Company, especially the true value and expected increased future value of the Company and its assets. This information has not been disclosed to shareholders.

61. By virtue of the foregoing, Defendants have engaged in unfair self-dealing toward Plaintiff and the other members of the Class and have engaged in and substantially assisted and aided each other in breach of their fiduciary duties owed by them to Plaintiff and the Class.

62. Aided and abetted by Defendant Coleman, the Individual Defendants have timed the Proposed Transaction to capture TRC’s future potential for Coleman without paying an adequate or fair price to the Company’s public shareholders.

63. The Proposed Transaction is also in furtherance of an unlawful plan to take TRC private, which, if not enjoined, will result in the improper elimination of the public stockholders of the Company in a transaction that is inherently unfair to them and that is the product a procedurally flawed process, as described herein. More particularly, the transaction is in violation of the Individual Defendants’ fiduciary duties and has been timed and structured unfairly in that:

A.	The Proposed Transaction is designed and intended to eliminate members of the Class as stockholders of the Company from continued equity participation in the Company;

B.	The Individual Defendants have unique knowledge of the Company and have access to information denied or unavailable to the Class. Without all material information, Class members are unable to determine whether the price offered in the transaction is fair; and

C.	The Individual Defendants have recklessly and wantonly violated their duties of good faith and fair dealing by manipulating the timing of the transaction to benefit Coleman at the expense of Plaintiff and the Class.

64. In light of the irremediable conflicts of interest, defendants are engaging in self-dealing and not acting in good faith toward Plaintiff and the other members of the Class. Because of the actions described above, Defendants have breached, and are breaching, their fiduciary duties to the members of the Class, and Defendant Coleman is aiding and abetting these breaches.

65. Unless enjoined, the Individual Defendants will continue to breach their fiduciary duties owed to Plaintiff and the Class in a willful, reckless and wanton manner, and will consummate the Proposed Transaction to the irreparable harm of Plaintiff and the Class.

Defendants’ Inadequate Disclosures in the Tender Offer Documents

66. On April 12, 2011, Defendants filed their Form SC 14D9 (the “14D-9”) with the SEC encouraging TRC’s shareholders to tender their shares in connection with the Proposed Transaction. The 14D-9 is false and misleading in that it, among other things, omits and misrepresents material information. Accurate and complete information is vital to Class members because they are now being solicited and therefore must decide whether or not to tender their shares. In order to abate the false and misleading nature of the 14D-9, Defendants must fairly and accurately disclose this information in advance of the tender offer expiration.

67. For example, the 14D-9 fails to disclose and/or is misleading, because it:

(1)	does not state specific details as to previous “commercial arrangements” where TRC was both buyer and seller with Coleman, under which TRC purchased from Coleman products worth approximately $142,000 and $240,000 for the years ended December 31, 2010, and 2009, respectively; and Coleman purchased from TRC products worth approximately $851,000 and $760,000 for the years ended December 31, 2010 and 2009, respectively; see 14D-9 at 4.

(2)	fails to explain which members of TRC’s management team and which directors of Coleman were involved in meetings regarding a potential acquisition of the Company in 2004 and again in 2005, and why those meetings did not proceed beyond preliminary discussions in either year; see 14D9 at 9.

(3)	does not give sufficient explanation as to what led Gary Yetman (“Yetman”), CEO of Coleman, to contact Farren via letter dated December 2, 2010, to express Coleman’s interest in acquiring the Company again (given that similar discussions had stalled in 2004 and 2005); Id.

(4)	does not state what led TRC’s Board of Directors (the “Board”) on December 8, 2010, to request its legal counsel, Hill Ward Henderson, P.A. (“Hill Ward Henderson”), to advise it at a future meeting as to the need for a shareholder rights plan, and what made the Board believe that the Company was vulnerable to a hostile takeover by an outside party; see 14D-9 at 9-10.

(5)	lacks sufficiently detail as to why on December 21, 2010 the Board decided that it was not interested in Coleman’s offer to purchase the Company at a price of $5.00- $5.50 per share; see 14D-9 at 10.

(6)	does not explain at all why the Board changed its decision regarding Coleman’s offer of $5.00-$5.50 per share, and authorized Hill Ward Henderson to engage Hyde Park Capital as financial advisor to the Board in connection with Coleman’s interest; see Id.

(7)	fails to state the reasoning behind the Board’s decision to adopt a shareholder rights plan (the “Rights Plan”) on January 17, 2011; Id.

(8)	does not provide the exact factors in the presentations and meetings that took place on January 20, 2011, which led the Board to ask Hill Ward Henderson to contact Coleman’s counsel, Winston & Strawn LLP (“Winston & Strawn”) to discuss Coleman’s expression of interest in a potential acquisition; 14D-9 at 10-11.

(9)	lacks details as to why the Board implemented the Rights Plan, but then agreed to cooperate with Coleman and discuss its expression of interest in the Company; 14D-9 at 11.

(10)	fails to disclose the reasons led to Farren’s departure, and why he decided not to continue as TRC’s CEO throughout the Company’s discussions with Coleman in relation to the Proposed Transaction; Id.

(11)	does not provide the specific valuations of the Company as discussed on February 23, 2011 by the Board, after presentations by Company representatives, as well as the potential synergies offered by a combination with Coleman, such as gains from its use of TRC’s Honduras facility; see 14D-9 at 12.

(12)	does not sufficiently explain why the Board decided against a pre-signing market check through a pre-signing auction process, compared to a post-signing go-shop process; Id.

(13)	fails to disclose what factors led the Board to determine on February 23, 2011 that the purchase price of $10.00 per share was a “compelling strategic value” that would be acceptable; Id.

(14)	does not explain adequately why on February 24, 2011, Coleman’s financial advisor, William Blair & Co., LLC (“William Blair”) “strongly resisted aspects” of the proposed $10 per share valuation of the Company, and what the “strong growth projections in TRC’s ‘out’ years” consisted of; Id.

(15)	fails to provide information as to why the Board evaluated TRC management’s revised financial model reflecting risks of TRC not achieving strong growth projections in its “out” years, and what led management to even determine that review of such a revised model was even necessary; Id.

(16)	does not disclose how the negotiation process shifted from the Board’s evaluation of Coleman’s proposals of $6.75 per share in meetings from March 2 – 7, 2011, and the Board’s subsequent counter-offer of $7.70 per share, to having Yetman and Malpocher agree by telephone on a price of $7.20 per share on March 11, 2011 (without prior Board approval); See 14D-9 at 12-13.

(17)	fails to explain why Malpocher was granted authorization by the Board to negotiate for a $7.20 per share price of the Company, after he had already met with Yetman and began a negotiation at a $7.20 per share price point; 14D-9 at 13.

(18)	does not state why the Board determined that $7.20 per share was adequate on March 25, 2011, and what had changed from when the Board had counter-offered a $7.70 per share price for the Company in March 2011; Id.,

(19)	does not disclose the and the extent of negotiations with the 72 parties contacted by Hyde Park Capital as potential purchasers under the Go-Shop, or the eight parties with which Hyde Park Capital was in “further discussions with.” 14D-9 at 14;

(20)	does not disclose the specifics of the work Hyde Park Capital performed for TRC in the past and the amount of fees for those prior services;

(21)	does not disclose whether Hyde Park Capital performed any financial analyses regarding the fairness of the Proposed Transaction to the shareholders of TRC and whether Hyde Park Capital prepared or delivered a fairness opinion to the Board of TRC;

(22)	with regard to the financial analyses performed by Houlihan Lokey Financial Advisors, Inc. (“Houlihan”), retained by the Company to deliver an opinion to the board regarding the Proposed Transaction, the 14D-9:

i.	fails to disclose specific EBITDA multiples for the selected public companies in the Selected Companies Analysis, as well as the mean and/or median of the multiples;

ii.	fails to disclose the “internal estimates of TRC’s management” used for the Selected Companies Analysis;

iii.	fails to disclose why Houlihan selected those companies in the Selected Companies Analysis;

iv.	fails to disclose the specific transaction values for each of the selected transactions in the Selected Transactions Analysis and the specific EBITDA multiples for the selected transactions;

v.	fails to disclose the “unlevered, after-tax free cash flows that TRC was forecasted to generate through the fiscal year ending March 31, 2014 based on internal estimates on TRC’s management” and used by Houlihan in its Discounted Cash Flow Analysis;

vi.	fails to disclose the basis for using a range of perpetuity growth rates of 2.5% to 3.5% as terminal values in the Discounted Cash Flow Analysis;

vii.	fails to disclose the basis for using discount rates from 14% to 18% in the Discounted Cash Flow Analysis; and

viii.	fails to disclose whether Houlihan had performed any prior work for either TRC or Coleman and the amount of fees received by Houlihan for any prior services.

FIRST CAUSE OF ACTION

Willful, Reckless and Wanton Breach of Fiduciary Duty

(Against the Individual Defendants)

68. Plaintiff repeats and realleges each allegation set forth in the prior paragraphs.

69. The Individual Defendants have failed to announce active auction, open bidding or other procedures best calculated to maximize shareholder value. Instead of attempting to obtain the highest price reasonably available for TRC’s shareholders, the Individual Defendants have taken actions that will only serve their own interests and the interests of Coleman while inhibiting the maximization of shareholder value.

70. The Individual Defendants were and are under a duty:

A.	to fully inform themselves of the market value of TRC before taking, or agreeing to refrain from taking, action;

B.	to act in the best interests of the equity owners;

C.	to maximize shareholder value;

D.	to obtain the best financial and other terms when the Company’s independent existence will be materially altered by a transaction; and

E.	to act in accordance with their fundamental duties of good faith, fair dealing, due care and loyalty.

71. By the acts, transactions and courses of conduct alleged herein, the Individual Defendants, individually and as part of a common plan and scheme, or in breach of their fiduciary duties to Plaintiff and the other members of the Class, are willfully, recklessly and wantonly implementing and abiding by a process that will deprive Plaintiff and other members of the Class of the true value of their investment in TRC.

72. TRC shareholders will, if these Defendants’ actions are allowed to stand, be deprived of the opportunity for substantial gains Plaintiff and Class members may realize if an active auction or open bidding process is allowed to occur, and if Defendants are forced to negotiate in good faith with other interested suitors.

73. By reason of the foregoing acts, practices and course of conduct, the Individual Defendants, in a willful, reckless and wanton manner, failed to exercise ordinary care and diligence in the exercise of their fiduciary obligations toward Plaintiff and the other TRC public stockholders and were assisted, aided and abetted in that failure by Defendants TRC, Coleman and Coleman, which knowingly assisted Defendants’ wrongful acts.

74. In light of the above, Plaintiff demands that the Individual Defendants, as their fiduciary obligations require, immediately:

A.	Undertake an independent evaluation of TRC’s worth as an acquisition candidate;

B.	Rescind any and all agreements that inhibit the maximization of shareholder value, including but not limited to the Proposed Transaction, the Termination Fee provisions of the Proposed Transaction, any amendments to the Company’s rights agreement, and any agreements to obtain employment for TRC insiders;

C.	Appoint a truly independent committee of persons so that the interests of TRC’s public stockholders will be protected and any subsequent offers will be considered and negotiated in the interest of TRC’s public stockholders; and

D.	Negotiate, in good faith, with any interested third party, regarding the sale or merger of TRC.

75. As a result of these Defendants’ failure to take such steps to date, Plaintiff and the other members of the Class have been and will be damaged in that they have been and will be prevented from obtaining a fair price for their shares.

76. Defendants are not acting in good faith toward Plaintiff and the other members of the Class, and have breached and are continuing to breach their fiduciary duties to Plaintiff and the members of the Class.

77. As a result of the Individual Defendants’ unlawful actions, Plaintiff and the other members of the Class will be irreparably harmed in that they will not receive fair value for TRC’s assets and business and will be prevented from obtaining the real value of their equity ownership in the Company. Unless the Individual Defendants’ actions are enjoined by the Court, the Individual Defendants will continue to breach or aid and abet the breach of their fiduciary duties owed to Plaintiff and the members of the Class, and will engage in a process that inhibits the maximization of shareholder value.

78. Plaintiff and the other members of the Class have no adequate remedy at law.

79. Plaintiff seeks to obtain a non-pecuniary benefit for the Class in the form of injunctive relief against Defendants. Plaintiffs counsel are entitled to recover their reasonable attorneys’ fees and expenses as a result of the conference of a non-pecuniary benefit on behalf of the Class, and will seek an award of such fees and expenses at the appropriate time.

SECOND CAUSE OF ACTION

Aiding & Abetting the Individual Defendants’ Breach of Fiduciary Duty

(Against Defendants TRC, Coleman and Clearwater)

80. Plaintiff repeats and realleges each allegation listed prior to the First Cause of Action.

81. Defendants TRC, Coleman and Clearwater are sued herein for aiding and abetting the breaches of fiduciary duties outlined above by the Individual Defendants.

82. The Individual Defendants breached their fiduciary duties of good faith, fair dealing, loyalty and due care to TRC’s shareholders by failing to:

A.	fully inform themselves of the market value of TRC before entering into the Proposed Transaction;

B.	act in the best interests of the public shareholders of TRC common stock;

C.	maximize shareholder value;

D.	obtain the best financial and other terms when the Company’s independent existence will be materially altered by the Proposed Transaction; and

E.	act in accordance with their fundamental duties of good faith, fair dealing, due care and loyalty.

83. Such breaches of fiduciary duties could not and would not have occurred but for the conduct of Defendants TRC, Coleman, and Clearwater who, therefore, aided and abetted such breaches via entering into the Proposed Transaction.

84. Defendants TRC, Coleman, and Clearwater had knowledge that they were aiding and abetting the Individual Defendants’ breach of their fiduciary duties to TRC shareholders.

85. Defendants TRC, Coleman, and Clearwater rendered substantial assistance to the Individual Defendants’ in their breach of their fiduciary duties to the TRC shareholders.

86. As a result of these Defendants’ conduct of aiding and abetting the Individual Defendants’ breaches of fiduciary duties, Plaintiff and the other members of the Class have been and will be damaged in that they have been and will be prevented from obtaining a fair price for their shares.

87. As a result of the unlawful actions of Defendants TRC, Coleman and Clearwater, Plaintiff and the other members of the Class will be irreparably harmed in that they will not receive fair value for TRC’s assets and business and will be prevented from obtaining the real value of their equity ownership in the Company. Unless the actions of Defendants TRC, Coleman and Clearwater are enjoined by the Court, they will continue to aid and abet the Individual Defendants’ breach of their fiduciary duties owed to Plaintiff and the members of the Class, and will aid and abet a process that inhibits the maximization of shareholder value.

88. Plaintiff and the other members of the Class have no adequate remedy at law.

89. Plaintiff seeks to obtain a non-pecuniary benefit for the Class in the form of injunctive relief against Defendants. Plaintiff’s counsel are entitled to recover their reasonable attorneys’ fees and expenses as a result of the conference of a non-pecuniary benefit on behalf of the Class, and will seek an award of such fees and expenses at the appropriate time.

REQUEST FOR RELIEF

WHEREFORE, Plaintiff demands judgment and preliminary and permanent relief, including injunctive relief, in Plaintiff’s favor and in favor of the Class and against Defendants as follows:

A. Declaring that this action is properly maintainable as a class action, and certifying Plaintiff and class representative and Plaintiff’s counsel as class counsel;

B. Declaring and decreeing that the Proposed Transaction was entered into in breach of the fiduciary duties of the Individual Defendants and is therefore unlawful and unenforceable;

C. Enjoining Defendants from proceeding with the Proposed Transaction;

D. Enjoining Defendants from consummating the Proposed Transaction unless and until Defendants (i) implement a process to obtain a price for shareholders that is not tainted by self-dealing or other procedural unfairness; (ii) maximizes the value to the Company’s shareholders for their TRC shares; and (iii) fully and accurately disclose all material information to TRC’s public shareholders;

E. Directing the Individual Defendants to exercise their fiduciary duties to obtain a transaction which is in the best interests of shareholders until the process for the sale or auction of the Company is completed and the highest possible price is obtained;

F. Awarding Plaintiff the costs and disbursements of this action, including reasonable attorneys’ and experts’ fees; and

G. Granting such other and further relief as this Court may deem just and proper.

DEMAND FOR JURY TRIAL

Plaintiff hereby demands a trial by jury on all issues so triable.

Dated: April 18, 2011
Joseph E. White, III, Fla. Bar No. 0621064

SAXENA WHITE P.A.
Maya Saxena
Fla. Bar No. 0095494
msaxena@saxenawhite.com
Joseph E. White III
Fla. Bar No. 0621064
jwhite@saxenawhite.com
Christopher S. Jones
Fla. Bar No. 0306230
cjones@saxenawhite.com
Lester R. Hooker
Fla. Bar No. 0032242
lhooker@saxenawhite.com
2424 North Federal Highway
Suite 257
Boca Raton, FL 33431 Tel: 561.394.3399 Fax: 561.394.3082

LAW OFFICE OF JONATHAN M. STEIN, P.L.
Jonathan M. Stein
Fla. Bar No. 0009784
jstein@jonathansteinlaw.com
120 East Palmetto Park Road, Suite 420
Boca Raton, FL 33432
Telephone: 561/961-2244

Attorneys for Plaintiff